ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-261476
Dated October 2, 2023
Callable Contingent Income Securities due on or about October 9, 2025
Based on the Performance of the S&P 500® Index
Principal at Risk Securities
This document provides a summary of the terms of the Callable Contingent Income Securities Based on the Performance of the S&P 500® Index (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying index and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying index:	S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Pricing date:	October 6, 2023
Original issue date:	October 12, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	October 6, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	October 9, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Call feature:
BNS may elect, on or before any applicable determination date (other than the final determination date), to redeem the securities at its discretion in whole, but not in part (an “issuer call”), on the contingent coupon payment date corresponding to such determination date (the “redemption date”), regardless of the index closing value on such determination date. If BNS elects to redeem the securities prior to maturity, the securities will be redeemed for an amount per security equal to the redemption payment on the redemption date. No further payments will be made on the securities once they have been redeemed.
BNS may elect to redeem the securities at its sole discretion regardless of the performance of the underlying index.

Redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon with respect to the applicable determination date.
Contingent quarterly coupon:	■
If the index closing value on any determination date is greater than or equal to the coupon threshold level, we will pay a contingent quarterly coupon of $20.125 (equivalent to 8.05% per annum of the stated principal amount) per security on the related contingent quarterly coupon date.

■ If the index closing value on any determination date is less than the coupon threshold level, we will not pay a contingent quarterly coupon with respect to that determination date.
Determination dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement

Payment at maturity:	■
If the final index value is greater than or equal to the downside threshold level:
(i) the stated principal amount plus (ii) the contingent quarterly coupon otherwise payable with respect to the final determination date

■
If the final index value is less than the downside threshold level:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return
If the final index value of the underlying index is less than the downside threshold level, the payment at maturity will be less than 75% of the stated principal amount and could be as low as zero.

Underlying return:	(final index value – initial index value) / initial index value
Coupon threshold level:	75% of the initial index value.
Downside threshold level:	75% of the initial index value.
Initial index value:	The index closing value on the pricing date.
Final index value:	The index closing value on the final determination date.
CUSIP / ISIN:	06417YVM8 / US06417YVM82
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$20.00 per stated principal amount.
Estimated value on the pricing date:	Expected to be between $937.55 and $967.55 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000114036123046251/ef20011809_424b3.htm
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold level of 75% of the hypothetical initial index value and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement, prospectus supplement and prospectus for the securities under “Additional Information About BNS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement, underlier supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	You may lose up to your entire investment in the securities.
▪	Contingent repayment of stated principal amount only at maturity.
▪	You may not receive any contingent quarterly coupons.
▪
Greater expected volatility with respect to the underlying index generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the final index value could be less than the downside threshold level.

▪	BNS may elect to redeem the securities and the securities are subject to reinvestment risk.
▪	An investment in securities with contingent quarterly coupon and call features may be more sensitive to interest rate risk than an investment in securities without such features.
▪	The contingent quarterly coupon, if any, is based solely on the index closing value on only the related determination date.
▪
Your potential return on the securities is limited, you will not participate in any appreciation of the underlying index and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

Risks Relating to Characteristics of the Underlying Index
▪	The level of the underlying index will be affected by various factors that interact in complex and unpredictable ways.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	The underlying index reflects price return, not total return.
▪	Changes affecting the underlying index could have an adverse effect on the market value of, and any amount payable on, the securities.
▪	There is no affiliation between the index sponsor and BNS, and BNS is not responsible for any disclosure by such.
Risks Relating to Estimated Value and Liquidity
▪	BNS’ initial estimated value of the securities at the time of pricing (when the terms of your securities are set on the pricing date) will be lower than the issue price of the securities.
▪	Neither BNS’ nor SCUSA’s estimated value of the securities at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.
▪	BNS’ initial estimated value of the securities does not represent future values of the securities and may differ from others’ (including SCUSA’s) estimates
▪	The securities have limited liquidity.
▪
The price at which SCUSA would buy or sell your securities (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your securities. SCUSA’s estimated value of the securities is determined by reference to its pricing models and takes into account BNS’ internal funding rate.

▪	The price of the securities prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.
Risks Relating to General Credit Characteristics
▪	Payments on the securities are subject to the credit risk of BNS.
Risks Relating to Hedging Activities and Conflicts of Interest
▪
Hedging activities by BNS and SCUSA may negatively impact investors in the securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the securities.

▪
We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the index constituent stock issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the securities.

▪	Activities conducted by BNS and its affiliates may impact the level of the underlying index and the value of the securities.
▪	The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.
▪	BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪
Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Securities — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement

Underlying Index
For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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